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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66218

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/15** (mm/dd/yy) AND ENDING **12/31/15** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FTP Securities LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Mission Street, 23rd Floor
(No. and Street)

San Francisco	**California**	**94105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey R. Wong **415-992-8829**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

FTP Securities LLC
(SEC ID No. 8-66218)

Annual Audit Report

December 31, 2015

PUBLIC DOCUMENT

OATH OR AFFIRMATION

I, **Jeffrey R. Wong**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FTP Securities LLC**, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


ELISSE LAUREN MONTGOMERY
Commission # 2037124
Notary Public - California
Los Angeles County
My Comm. Expires Aug 16, 2017



Signature

Chief Financial Officer

Title



Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FTP Securities LLC

December 31, 2015

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member
FTP Securities LLC

We have audited the accompanying statement of financial condition of FTP Securities LLC (the "Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FTP Securities LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.



Walnut Creek, California
February 26, 2016

FTP Securities LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	2,162,614
Securities owned		322,286
Accrued fees		2,073,169
Accounts receivable, net of $419,766 allowance for doubtful accounts		1,376,653
Secured convertible promissory note		484,956
Prepaid expenses and other assets		23,402
Total Assets	$	6,443,080
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	13,299
Accrued expenses		69,451
Due to member		122,765
Total Liabilities		205,515
Member's Equity		6,237,565
Total Liabilities and Member's Equity	$	6,443,080

See accompanying notes to the financial statement.

FTP Securities LLC

Notes to the Financial Statements

December 31, 2015

1. Organization

FTP Securities LLC (the "Company") was organized as a limited liability company in the state of Delaware on June 5, 2003. The Company is wholly owned by Financial Technology Partners LP ("Partners") and operates in San Francisco, California. The Company engages in corporate merger and acquisition financial advisory services and private placement of securities.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable are carried at the invoiced or contract amounts. The allowance for doubtful accounts is based on management's estimate of the amount of probable credit losses in existing accounts receivable.

Secured convertible promissory note
Secured convertible promissory note was obtained in the ordinary course of the Company's business and is stated at unpaid principal balance. The allowance for loan losses is based on management's estimate of the amount of probable credit losses on the note. At year end, there was no allowance for loan losses as the note is deemed fully collectible. Interest on the note is recognized monthly over the term of the loan and is calculated using the simple-interest method on principal amount outstanding.

Investment Banking Fees
Investment banking revenues are earned from providing private placement and advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800 and a California LLC fee of $11,790 based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2011.

FTP Securities LLC

Notes to the Financial Statements

December 31, 2015

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 Unobservable inputs.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

In determining the appropriate levels, the Company performed a detailed analysis of its assets and liabilities. At year end, there were no assets or liabilities for which the fair value measurement was based on significant unobservable inputs.

Secured convertible promissory note is valued at face value, which approximates fair value.

The following table provides fair value information related to the Company's financial assets at December 31, 2015:

	Assets at Fair Value as of December 31, 2015			
	Level 1	**Level 2**	**Level 3**	**Total**
Financial instruments owned, at fair value				
Securities				
Common stock	$ 322,286	$ -	$ -	$ 322,286
Total securities	$ 322,286	$ -	$ -	$ 322,286

The following table provides a reconciliation of the beginning and ending balances for the assets at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2015:

	Balance as of January 1, 2015	Securities Received	Securities Transferred	Balance as of December 31, 2015
Series C preferred stock	$ -	150,000	(150,000)	$ -
Total Level 3	$ -	150,000	(150,000)	$ -

Securities received represent the gross amount of Level 3 assets that were received from a client as a payment on a contract. The amounts were recorded at fair value at the date of the transaction.

Securities transferred represent the gross amount of Level 3 assets that were transferred to a related party as payment for amounts due to member. The amounts were recorded at fair value at the date of the transaction.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's net capital was $2,216,890 which exceeded the requirement by $2,203,189.

5. Related Party Transaction

The Company shares office space and general office overhead with Partners, the Company's sole member. Under an office sharing agreement with Partners, the Company owed Partners $122,765 at December 31, 2015. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. Risk Concentration

At December 31, 2015, the Company held deposits at a financial institution which were in excess of applicable federal insurance limits by $1,887,867.

At December 31, 2015, 84% of net client receivables was from four customers.

7. Litigation

The Company is subject from time to time to various threatened or filed legal actions. Although the amount of ultimate exposure cannot be determined, the Company accrues for losses that management considers probable at the balance sheet date.

8. Subsequent Events

The Company has evaluated subsequent events through February 26, 2016, the date the financial statements were issued. There were no material subsequent events requiring disclosure through the evaluation date.